UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             EarthLink Network, Inc.
                     -------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                     ---------------------------------------
                         (Title of Class of Securities)

                                    270322100
                             ----------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                   -----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 17, 1997
                        -------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 29 Pages
                             Exhibit Index: Page 19

                                                              Page 2 of 29 Pages

                                  SCHEDULE 13D

CUSIP No. 270322100


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
  Number of                                 1,523,180
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,523,180
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,523,180

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    13.51%

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 29 Pages

                                  SCHEDULE 13D

CUSIP No. 270322100


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 1,523,180
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,523,180
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,523,180

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    13.51%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 29 Pages

                                  SCHEDULE 13D

CUSIP No. 270322100


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 1,523,180
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,523,180
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,523,180

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    13.51%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 29 Pages

                                  SCHEDULE 13D

CUSIP No. 270322100

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 1,523,180
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,523,180
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,523,180

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    13.51%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 29 Pages

                                  SCHEDULE 13D

CUSIP No. 270322100

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 238,145
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,523,180
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   238,145
    With
                           10       Shared Dispositive Power
                                            1,523,180

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,761,325

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    15.59%

14       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 29 Pages

                                  SCHEDULE 13D

CUSIP No. 270322100

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 179,227
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,523,180
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   179,227
    With
                           10       Shared Dispositive Power
                                            1,523,180

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,702,407

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    15.09%

14       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 29 Pages

                                  SCHEDULE 13D

CUSIP No. 270322100

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  DUQUESNE CAPITAL MANAGEMENT, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Pennsylvania

                           7        Sole Voting Power
  Number of                                 154,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   154,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            154,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    1.37%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 29 Pages

          This Amendment No. 1 to Schedule 13D relates to shares of common stock, $0.01 par value per share (the "Shares"), of EarthLink Network, Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on
Schedule  13D dated  February 3, 1997 (the  "Initial  Statement"),  filed by the
Reporting Persons. This Amendment No. 1 is being filed to report that as a result of a recent acquisition of Shares for the accounts of certain of the Reporting Persons, the number of Shares of which certain of the Reporting Persons currently may be deemed the beneficial owners has increased by more than one percent of the total outstanding Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


Item 2.   Identity and Background.

          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          i)   Quantum Industrial Partners ("QIP");

          ii)  QIH Management Investor, L.P. ("QIHMI");

          iii) QIH Management, Inc. ("QIH Management");

          iv)  Soros Fund Management LLC ("SFM LLC");

          v)   Mr. George Soros ("Mr. Soros");

          vi)  Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"); and

          vii) Duquesne Capital Management, L.L.C. ("Duquesne LLC").

          This Statement relates to the Shares held for the accounts of QIP, Mr. Soros, Mr. Druckenmiller and the Duquesne LLC Clients (as defined herein).

Updated information concerning the directors and officers of QIP and QIHMI is set forth in Annex A hereto and incorporated herein by reference. Updated information concerning the Managing Directors of SFM LLC is set forth in Annex B hereto and incorporated herein by reference. Updated information concerning the executive officers of Duquesne LLC is set forth in Annex C hereto and incorporated herein by reference.


Item 3.   Source and Amount of Funds or Other Consideration.

          QIP expended approximately $5,000,008 of its working capital to purchase the Shares reported herein as being acquired in the last 60 days.

          The securities held for the accounts of QIP, Mr. Soros, Mr. Druckenmiller, the SFM Clients and/or the Duquesne LLC Clients may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms'

                                                             Page 10 of 29 Pages

credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 5.   Interest in Securities of the Issuer.

               (a) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of the 1,523,180 Shares (approximately 13.51% of the total number of Shares which would be outstanding assuming the exercise of all of the warrants held for the account of QIP). This number includes 991,363 Shares, 465,117 Restricted Shares (as defined herein) and 66,700 Shares issuable upon the exercise of 66,700 currently exercisable warrants held for the account of QIP.

                    (ii) Mr. Soros may be deemed the beneficial owner of 1,761,325 Shares (approximately 15.59% of the total number of Shares which would be outstanding assuming the exercise of all of the warrants held for his personal account and the account of QIP). This number includes (A) 214,545 Shares and 23,600 Shares issuable upon the exercise of 23,600 currently exercisable warrants held directly for his personal account and (B) 991,363 Shares, 465,117 Restricted Shares and 66,700 Shares issuable upon the exercise of 66,700 currently exercisable warrants held for the account of QIP.

                    (iii)Mr. Druckenmiller may be deemed the beneficial owner of 1,702,407 Shares (approximately 15.09% of the total number of Shares which would be outstanding assuming the exercise of all of the warrants held for his personal account and the account of QIP). This number includes (A) 22,727 Shares and 2,500 Shares issuable upon the exercise of 2,500 currently exercisable warrants held directly for his personal account, (B) 154,000 Shares held for the accounts of the Duquesne LLC Clients and (C) 991,363 Shares, 465,117 Restricted Shares and 66,700 Shares issuable upon the exercise of 66,700 currently exercisable warrants held for the account of QIP.

                    (iv) Duquesne LLC may be deemed the beneficial owner of the 154,000 Shares held for the accounts of the Duquesne LLC Clients (approximately 1.37% of the total number of Shares outstanding).

               (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC (by virtue of the QIP contract) may be deemed to have the sole power to direct the voting and disposition of the 1,761,325 Shares held for the account of QIP (assuming the exercise of all of the warrants held for the account of QIP).

                    (ii) Each of Mr. Soros and Mr. Druckenmiller, as a result of their positions with SFM LLC, may be deemed to have shared power to direct the voting and disposition of the 1,761,325 Shares held for the account of QIP (assuming the exercise of all of the warrants held for the account of QIP).

                    (iii)Mr. Soros has the sole power to vote and dispose of the 238,145 Shares held for his personal account (assuming the exercise of all of the warrants held for his personal account).

                    (iv) Mr. Druckenmiller has the sole power to vote and dispose of the 25,227 Shares held for his personal account (assuming the exercise of all of the warrants held for his personal account).

                    (v) Pursuant to contracts with the Duquesne LLC Clients, and as a result of the position held by Mr. Druckenmiller with Duquesne LLC,

                                                             Page 11 of 29 Pages

each of Duquesne LLC and Mr. Druckenmiller may be deemed to have the sole power to direct the voting and disposition of the 154,000 Shares held for the accounts of the Duquesne LLC Clients.

               (c) Except for the transaction described in Item 3 and Item 6 hereto, there have been no transactions effected with respect to the Shares since July 24, 1997 (60 days prior to the date hereof) by any of the Reporting Persons or the accounts of the Duquesne LLC Clients.

               (d) (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                    (ii) Mr. Soros has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for his personal account.

                    (iii)Mr. Druckenmiller has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for his personal account.

                    (iv) The Duquesne LLC Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for their accounts.

               (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          On September 17, 1997, QIP entered into a Stock Subscription Agreement (the "Subscription Agreement") with the Issuer, a form of which is attached hereto as Exhibit I and incorporated herein by reference in response to this
Item 6, pursuant to which QIP purchased 465,117 Shares (the "Restricted Shares"). The Restricted Shares were acquired from the Issuer in a transaction not involving a public offering and may not be resold without registration under the Securities Act of 1933, as amended (the "Securities Act"), and applicable state securities laws, except in certain limited circumstances. The Subscription Agreement sets forth additional limitations and procedures pertaining to the disposition of the Restricted Shares, all of which are incorporated herein by reference.

          As set forth in the Initial Statement, holders of Restricted Shares are entitled to certain rights, pursuant to the Registration Rights Agreement, relating to their ability to demand that the Issuer register the Restricted Shares under the Securities Act. The Registration Rights Agreement contains other provisions relating to registration procedures, indemnification and contribution and other matters, all of which are incorporated herein by reference.

          From time to time, each of the Reporting Persons, the SFM Clients and/or the Duquesne LLC Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws or otherwise permitted by the Letter Agreement (filed as Exhibit H to the Initial Statement), each of such

                                                             Page 12 of 29 Pages

persons or entities may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

          Except as described above, the Reporting Persons, the SFM Clients and/or the Duquesne LLC Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.


Item 7.   Material to be Filed as Exhibits.

          A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

          B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

          C. Joint Filing Agreement dated February 3, 1997 by and among QIP, QIHMI, QIH Management, SFM LLC, Mr. Soros, Mr. Druckenmiller and Duquesne LLC (filed as Exhibit C to the Initial Statement and incorporated herein by reference).

          D. Power of Attorney dated May 23, 1996 granted by QIP in favor of Mr. Gary Gladstein, Mr. Sean Warren and Mr. Michael Neus (filed as Exhibit D to the Initial Statement and incorporated herein by reference).

          E. Amended and Restated Stock Purchase Agreement dated September 10, 1996 among the Issuer, QIP, Mr. Soros, Mr. Druckenmiller et al. (filed as
Exhibit 10.18 to Amendment No. 2 to the Issuer's Form S-1 (Registration No. 333-1578) and incorporated herein by reference).

          F. Registration Rights Agreement dated June 1, 1996, and all amendments thereto, executed by the Issuer for the benefit of QIP, Mr. Soros and Mr. Druckenmiller, among others (filed as Exhibit 4.4 to Amendment No. 2 to the Issuer's Form S-1 (Registration No. 333-1578) and incorporated herein by reference).

          G.   Form  of  Warrant   issued  to  each  of  QIP,  Mr.  Soros,   Mr.
Druckenmiller et al. (filed as Exhibit 10.18(a) to Amendment No. 2 to the Issuer's Form S-1 (Registration No. 333-1578) and incorporated herein by reference).

          H. Form of the Letter Agreement addressed to the Issuer and Invemed, from each of QIP, Mr. Soros and Mr. Druckenmiller et al (filed as Exhibit H to the Initial Statement and incorporated herein by reference).

          I.   Form of Stock Subscription Agreement among the Issuer and QIP.

                                                             Page 13 of 29 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: September 22, 1997

                                        QUANTUM INDUSTRIAL PARTNERS LDC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        QIH MANAGEMENT INVESTOR, L.P.

                                        By:  QIH Management, Inc.,
                                             its General Partner

                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Vice President


                                        QIH MANAGEMENT, INC.

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Vice President


                                        SOROS FUND MANAGEMENT LLC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


                                        GEORGE SOROS

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                                             Page 14 of 29 Pages



                                        STANLEY F. DRUCKENMILLER

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        DUQUESNE CAPITAL MANAGEMENT, L.L.C.

                                        By:  /S/ GERALD KERNER
                                             ----------------------------------
                                             Gerald Kerner
                                             Managing Director

                                                             Page 15 of 29 Pages

                                     ANNEX A

            Directors and Officers of Quantum Industrial Partners LDC

Name/Title/Citizenship        Principal Occupation          Business Address
----------------------        --------------------          ----------------

Curacao Corporation           Managing Director of          Kaya Flamboyan 9
Company N.V.                  Netherlands Antilles          Willemstad
  Managing Director           corporations                  Curacao,
  (Netherlands Antilles)                                    Netherlands Antilles

Inter Caribbean Services      Administrative services       Citco Building
  Limited                                                   Wickhams Cay
  Secretary                                                 Road Town
  (British Virgin Islands)                                  Tortola
                                                            British Virgin
                                                              Islands

                 Directors and Officers of QIH Management, Inc.


Name/Title/Citizenship        Principal Occupation          Business Address
----------------------        --------------------          ----------------
Gary Gladstein                Managing Director of          888 Seventh Avenue
Director and President        SFM LLC                       33rd Floor
(United States)                                             New York, NY  10106

Sean C. Warren                Managing Director of          888 Seventh Avenue
Director, Vice President      SFM LLC                       33rd Floor
and Secretary                                               New York, NY  10106
(United States)

Peter Streinger               Chief Financial Officer of    888 Seventh Avenue
Treasurer                     SFM LLC                       33rd Floor
(United States)                                             New York, NY  10106

Michael C. Neus               Assistant General Counsel     888 Seventh Avenue
Vice President and            of SFM LLC                    33rd Floor
Assistant Secretary                                         New York, NY  10106
(United States)

To the best of the Reporting Persons' knowledge:

(a) Michael C. Neus, an executive officer of QIH Management, Inc., holds 454 Shares and 50 currently exercisable warrants for his personal account. Except as disclosed on Annex B, none of the other directors or officers of QIH Management, Inc. or the directors or officers of Quantum Industrial Partners LDC holds any Shares.

(b) The consideration used for purchasing the securities reported above was the personal funds of the executive officer who purchased such securities.

(c) All of the securities reported above were acquired for investment purposes.

(d) The executive officer (i) holds the securities reported above as being held for his own account, (ii) has the sole power to vote or dispose of such securities and has the right to receive the dividends from, or proceeds from the sale of, the securities, and (iii) has not effected any transactions in the securities since July 24, 1997 (60 days prior to the date hereof).

(e) Except as set forth in the Initial Statement and for the Subscription Agreement, which is incorporated herein by reference, none of the officers or directors has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

                                                             Page 16 of 29 Pages

                                     ANNEX B


          The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC, as well as the number of Shares, if any, held for the account of each:

                                                       Number of Shares
                                                       ----------------
Scott K. H. Bessent
Walter Burlock
Brian J. Corvese
Jeffrey L. Feinberg
Arminio Fraga............................................... 2,523/1/
Gary Gladstein.............................................. 7,443/2/
Ron Hiram
Robert K. Jermain........................................... 2,523/3/
David N. Kowitz
Alexander C. McAree
Paul McNulty.................................................. 504/4/
Gabriel S. Nechamkin
Steven Okin
Dale Precoda
Lief D. Rosenblatt
Mark D. Sonnino
Filiberto H. Verticelli
Sean C. Warren.............................................. 2,018/5/
John Zwaanstra

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

          (a) The consideration used for purchasing the Shares reported above was the personal funds of each of the Managing Directors who purchased such Shares.

          (b) All of the Shares reported above were acquired for investment purposes.

          (c) Each of the Managing Directors (i) holds the Shares reported above as being held for his or her own account, (ii) has the sole power to vote or dispose of such Shares and has the right to receive the dividends from, or proceeds from the sale of, the Shares, and (iii) has not effected any transactions in the Shares since July 24, 1997 (60 days prior to the date hereof).

--------

/1/ This number includes 2,273 Shares and 250 currently exercisable warrants. /2/ This number includes 6,818 Shares and 625 currently exercisable warrants. /3/ This number includes 2,273 Shares and 250 currently exercisable warrants.
/4/   This number includes 454 Shares and 50 currently exercisable warrants.
/5/   This number includes 1,818 Shares and 200 currently exercisable warrants.

                                                             Page 17 of 29 Pages


          (d) Except as set forth in the initial Statement and for the Subscription Agreement, which is incorporated herein by reference, none of the Managing Directors has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

          An aggregate of 45,455 Shares and 5,000 Warrants are held in five separate irrevocable trusts for the children of Mr. Soros, one of the trustees of which is Mr. Gary Gladstein. The Reporting Persons disclaim beneficial ownership of any shares held in the aforementioned trusts for the benefit of the children of Mr. Soros.

                                                             Page 18 of 29 Pages

                                     ANNEX C


          The following is a list of all of the persons who serve as executive officers of Duquesne LLC (other than Stanley F. Druckenmiller):


                          Michael A. Shay ("Mr. Shay")

                          Gerald Kerner ("Mr. Kerner")


          Mr. Shay is a United States citizen whose principal occupation is serving as a Managing Director of Duquesne LLC. Mr. Shay's business address is Duquesne Capital Management, L.L.C., 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241.

          Mr. Kerner is a United States citizen whose principal occupation is serving as a Managing Director of Duquesne LLC. Mr. Kerner's business address is Duquesne Capital Management, L.L.C., 888 Seventh Avenue, 32nd Floor, New York, New York 10106.

          To the best of the Reporting Persons' knowledge:

          (a) None of the above persons hold any Shares.

          (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 19 of 29 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

I.        Form of Stock  Subscription  Agreement  among EarthLink
          Network,   Inc.   and   Quantum   Industrial   Partners
          LDC.....................................................        20